MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”) #410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change February 9, 2006

Item 3

News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 7, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CCN Matthews and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change The Company announced it has entered a bought deal financing agreement with a syndicate of underwriters led by BMO Nesbitt Burns.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") under which the Underwriters have agreed to buy 17,900,000 Common Shares from Pacific Rim and sell to the public at a price of CDN $0.84 per Common Share, representing an aggregate issue amount of CDN $15,036,000. The Underwriters have been granted an option, exercisable up to 24 hours prior to closing, to purchase an additional 6,000,000 Common Shares. The net proceeds of the offering will be used at the Company’s El Dorado gold project for definition and exploration drilling, resource estimate calculation, feasibility study completion and commencement of development activities including ramp construction, as well as for the exploration and drilling of the Santa Rita and Zamora Projects in El Salvador, generative exploration programs and general corporate purposes.

The offering is scheduled to close on or about March 1, 2006 and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report February 10, 2006.